UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

27 November 2007

Telecom Corporation of New Zealand Limited ———————————————————————————————————
(Translation of registrant’s name into English)

New Zealand ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Level 8, North Tower Telecom House 68 Jervois Quay Wellington New Zealand
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Craig Mulholland
Group Company Secretary

Telecom House, 68 Jervois Quay, P O Box 570, Wellington, New Zealand
Telephone (04) 498 9059 • Fax: (64 4) 471 0076
Mobile 027 623 8570
e-mail craig.mulholland@telecom.co.nz

27 November 2007
Market Information Services Section
New Zealand Exchange Limited
Wellington
NOTICE TO NEW ZEALAND EXCHANGE LIMITED

For the purposes of Listing Rule 7.12.1 of the NZSX Listing Rules, this notice concerns those securities in Telecom Corporation of New Zealand Limited
(“Telecom”) that have been acquired on market by Telecom on 27 November 2007.
Details of the acquisition are as follows:
a) Security Acquired Ordinary Shares
    ISIN NZTELE0001S4

b) Number of securities acquired
 1,000,000
c) Average consideration per security acquired
 $4.2562
d) Payment type
 Cash Payment
e) Not applicable
f) Percentage of total securities acquired
 0.055%
g) Reason for acquisition Eliminate an increase in capital arising pursuant to the dividend reinvestment plan
h) Specific authority
 Director Resolution
i) Any terms of the acquisition
 Not applicable
j) Total number of securities after acquisition
 1,823,444,813
k) Intentions for shares acquired
 Cancellation
l) Date of acquisition
 27 November 2007

Yours faithfully

Craig Mulholland
Group Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 27 November 2007	By:	Craig Mulholland
	Name:	Craig Mulholland
	Title:	Company Secretary